October 28, 2004

By Facsimile and U.S. Mail

John J. Spidi, Esq.
Joan S. Guilfoyle, Esq.
Malizia Spidi & Fisch, PC
1100 New York Avenue, N.W.
Suite 340 West
Washington, DC 20005

	Re:	Wells Financial Corporation
		Schedule TO-I/ 13E-3, Amendment No. 3
		Filed October 26, 2004

Dear Mr. Spidi and Ms. Guilfoyle:

	We have the following comments on the above-referenced filing:

Schedule 13E-3

1. Refer to comment 1. Advise us how long the offer will be extended upon dissemination of the supplement. We assume based on our telephone conversations that the offer will be open at least ten business days upon dissemination of the revised supplement. Please revise the supplement to clarify that security holders who tender into the offer will be eligible to receive the dividend recently announced by the company, whether their shares are purchased in the offer or not. We note from the press release included in Amendment No. 2 to your Schedule 13E-3/TO that the dividend is payable to shareholders of record on November 16, 2004.

Offer to Purchase

2. We reissue comment 2. We note that you have expanded the background section to disclose the types of analyses provided by the financial advisor in rendering its June 15, 2004 opinion. We also note that the June 15, 2004 fairness opinion is filed as an exhibit to the document. It appears to us that this letter is a fairness opinion, similar to the later fairness opinion provided by the financial advisor and the document should be revised to characterize it as such. It is unclear why the company describes the analysis underlying this document as "preliminary" in nature, "based on [the financial advisor`s] general knowledge" and that "no formal analysis was prepared." These statements do not appear to be consistent with statements in that same paragraph or in exhibit (c)(3), where the company and the financial advisor describe the analyses undertaken by the financial advisor. The analysis described appears to be as detailed as the analysis underlying the more recent fairness opinion. Furthermore, please revise the document to summarize all oral or written reports provided by the financial advisor, and you have not filed any written reports, such a board books, as exhibits to the
Schedule 13E-3. For example, did the financial advisor prepare any written materials related to the analyses that have been disclosed in the "Fairness Opinion of Financial Advisor" section? These analyses should be filed as an exhibit to the Schedule 13E-3.

In addition, supplementally provide us the report prepared by the company`s auditor and provide us your analysis regarding why this information was not materially related to the Rule 13e-3 transaction, or revise the document to summarize this report and file it as an exhibit to the Schedule 13E-3. Provide us your analysis regarding why the reports prepared by counsel should not be disclosed.

Finally, revise the fairness determination to clarify how the June 15, 2004 opinion of your financial advisor supports the fairness determinations to each group of unaffiliated security holders. See Instruction 2(viii) to Item 1014 of Regulation M-A.

3. Refer to comment 5. Please revise the supplement to clarify the cost savings that you cite as one of the reasons for and purposes of the going-private transaction. On page 11 you state that the transaction "could result in a significant cost savings" and that additional costs associated with the new requirements of the Sarbanes-Oxley Act "will exceed $300,000 per year." On page 24 you state, "The total out-of-pocket expenses associated with maintaining our public status is expected to be approximately $440,000 per year. . . .  These costs also include estimated salaries and time of our employees who will be required to devote attention to these matters of approximately $210,000." Revise to clarify what costs you expect to save as a result of the transaction, and what new costs you expect to avoid as a result of the transaction, quantifying each. It is unclear how or whether the $300,000 and $440,000 cited above reconcile. Furthermore, clarify how you have determined that you will save $440,000 in out-of-pocket expenses where $210,000 is attributable to employee salaries. Will these employees be terminated a result of the going-private transaction?

4. We reissue comment 6. The revised disclosure does not highlight the factors discussed in our comment.

5. We reissue comment 8 in part. You must explain why the board felt that going concern value was not a material factor to the fairness determination. Please review Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981).

6. We reissue comment 13 in part. Revise to disclose the names of the 22 comparable transaction, the dates of those transactions and the premiums and number of shares tendered to fill out the table included in that section.

						*  *  *

Respond to our comments promptly. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.


Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions